FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2009

SADIA S.A.

By:/s/José Luís Magalhães Salazar
----------------------------------
Name: José Luís Magalhães Salazar
Title: Investor Relations Officer

MINUTES NO. 164 OF SADIA S.A.'s BOARD OF DIRECTORS EXTRAORDINARY MEETING HELD ON MAY 14, 2009.

The members of Sadia S.A.'s Board of Directors came together on May 14, 2009 at three o'clock in the afternoon at its facilities located at Rua Fortunato Ferraz, no. 365 – 2nd floor in São Paulo-SP led by its chairman Mr. Luiz Fernando Furlan and in keeping with paragraph one of Article 16 of its By-laws, began the task to make the following evaluations:

1. FINANCIAL STATEMENTS OF 1st QUARTER/2009:

The Board, having analyzed the Company's financial statements related to the first quarter of this year and based on the recommendation of the Audit Committee and Fiscal Committee who consider that the company's equity and financial status and the result of its operations in the period are reliably reflected in the accounting records, decided to authorize the disclosure of the Company's quarterly and accumulated results up to March/2009 for CVM, Stock Exchange, ABAMEC, APIMEC, and the market in general.

2. ELECTION OF THE EXECUTIVE OFFICERS AND SETTING THEIR COMPENSATION:

In compliance with the terms of item III of Article 17 of the By-laws, the Board carried out the election of the members of the Executive Officers with a term to end at the time the new officers will be elected after the Annual General Shareholders' Meeting to be held in 2010 and the result was the election of the following officers:

Chief Executive Officer: Gilberto Tomazoni, Brazilian, married, mechanical engineer, identity card no. 760.187-5 SSI/SC and CIC no. 341.840.159-72 with residence in Barueri-SP.

Corporate Relations and Legal Affairs Director: Alfredo Felipe da Luz Sobrinho, Brazilian, married, lawyer, identity card no.  37.622.335-2-SSP/SP and CIC no. 003.289.871-15 with residence in São Paulo-SP.

Production Director: Amaury Magalhães Maciel Filho, Brazilian, married, veterinary doctor, identity card no. 31.987.458 SSP/PR and CIC no. 536.601.889-72 with residence in Curitiba-PR.

Quality, R&D, and Sustainability Director: Antonio Paulo Lazzaretti, Brazilian, married, chemical engineer, identity card no. 37.544.201-7 SSP/SP and CIC no. 138.187.750-87 with residence in Barueri-SP.

Marketing Director: Eduardo Bernstein, Brazilian, married, engineer, identity card no. 97420633 SSP/SP and CIC no. 087.213.538-16 with residence in São Paulo-SP.

Food Service Business Unit Director:  Ely David Mizrahi, Brazilian, married, business administrator, identity card no. 8.586.295 SSP/SP and CIC no. 040.443.788-51 with residence in São Paulo-SP.

Production Technology Director: Flávio Luís Fávero, Brazilian, married, chemical engineer, identity card no. 14/R 1.146.320 SSP/SC and CIC no. 506.705.069-15 with residence in Curitiba-PR.

External Market Business Unit Director: Guillermo Henderson Larrobla, Brazilian, married, engineer, naturalization certificate no. 4/C-3.405.724 SSP/SC and CIC No. 349.761.670-20, with residence in São Paulo-SP.

Industrial Operations Director: Hélio Rubens Mendes dos Santos Junior, Brazilian, married, engineer, identity card no. 50.567.756 SSP/SC and CIC no. 472.238.200-04, with residence in Rio de Janeiro-RJ.

International Sales Director: Hugo Frederico Gauer, Brazilian, married, farm administrator, identity card no. 14R 70 31 16 SSP/SC and CIC no. 348.039.639-91 with residence in Concórdia-SC.

Internal Market Business Unit Director: José Eduardo Cabral Mauro, Brazilian, married, production engineer, identity card no. 7.969.198 SSP/SP and CIC no. 085.688.678-55 with residence in São Paulo – SP.

Finance, Administration, Investor Relations, and Information Technology Director: José Luis Magalhães Salazar, Brazilian, married, economist, identity card no. 060.445.356-0 and CIC no. 902.518.577-00 with residence in Rio de Janeiro-RJ.

National Sales Director: Nelson Ricardo Teixeira, Brazilian, divorced, administrator, identity card no. 11.621.746-7 SSP/SP and CIC no. 087.792.708-16 with residence in São Paulo-SP.

Agribusiness Technology Director: Osório Dal Bello, Brazilian, married, agronomist, identity card no. 515.972-SSP/SC and CIC no. 287.212.330-04 with residence in Concórdia-SC.

Human Resources and Management Director: Ralf Piper, Brazilian, married, veterinarian, identity card no. 4.439.335 SSP/PR and CIC no. 771.176.899 -00 with residence in São Paulo-SP.

Grain Purchase Director: Ricardo Fernando Thomas Fernandes, Brazilian, married, business administrator, identity card no. 10.166.870-61 SSP/SC and CIC no. 374.124.850-91 with residence in Curitiba-PR.

Procurement Director: Ricardo Lobato Faucon, Brazilian, married, engineer, identity card no. 197.527.176 SSP/SP, and CIC no. 152.173.698-76 with residence in São Paulo-SP.

Production Director: Ronaldo Kobarg Müller, Brazilian, married, chemical engineer, identity card no. 4/R 424.800 SSP/SC and CIC no. 499.617.809-49 with residence in Chapecó-SC.

All present in an adjoining room and invited to enter into the meeting room, the directors elected declared before the Board that, according to the terms of Article 147, paragraphs 1 and 2 of Law 6,404/76 that they are not subject to any crime stated in the law that would impede them to exercise commercial activity. The directors hereby elected will take office at the time of signing the "Instrument of Investiture" to be written out in the Book of Minutes of the Executive Officers Meetings. Finally, the Board approved the compensation attributed to the members of the Executive Officers according to document attached and signed by the Board members present.

...............................................................................................................................

Since there were no other issues to discuss, the meeting was called to a close and these minutes were prepared and signed by all the Members present.

São Paulo, SP - May 14, 2009

(aa) Luiz Fernando Furlan (Chairman); Celso Clemente Giacometti, Diva Helena Furlan, Eduardo Fontana d´Avila, Manoel Ferraz Whitaker Salles, Marcelo Canguçu de Almeida, Martus Antonio Rodrigues Tavares, Roberto Faldini, and Vicente Falconi Campos.

I certify that the present document is a true copy of items 1, and 2 of minutes no. 164, transcribed in pages 97 to 103 in book no. 5 of Minutes from Sadia S/A's Board of Directors.

Delmir Antonio Dal Cim

Secretary